Telidyne, Inc.

112 W 34 St., Ste 18006

New York, NY 10016

October 18, 2019

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Michael Foland

Re: Telidyne, Inc.

Registration Statement on Form S-1

Filed September 9, 2019

File No. 333-233674

Dear Mr. Foland:

I write on behalf of Telidyne, Inc., (the “Company”) in response to Staff’s letter (the “Comment Letter”) of October 3, 2019, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form S-1 filed by the Company on September 9, 2019.

Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form S-1 filed September 9, 2019

Cover Page

1. Please clarify if you are electing emerging growth company status. The emerging growth company box on the prospectus cover page is not checked, but you refer to yourself as an emerging growth company in a risk factor on page 11. If you are seeking emerging growth status, please also provide additional disclosure clarifying the differences between emerging growth company and smaller reporting company requirements and describe under what circumstances you will no longer be an emerging growth company.

In response to this comment, the Company removed the reference on Page 11 of being an emerging growth company. The Company filed a registration statement in 1999 and is not eligible.

Summary

Our Business, page 6

2. You disclose that your website will consist of a wallet with the capability to hold cryptocurrencies. Please describe the cybersecurity protection features of your software, the types of cryptocurrencies you will allow to be held within your platform, and custody arrangements with users of the website. Highlight here or your business section and in the risk factors section the risk that you may be liable for any cybersecurity breach resulting in the loss of customer assets.

In response to this comment, the Company removed the reference to dealing with cryptocurrencies.

The success of our business depends..., page 10

3. Your prospectus contains references to the smoke accessory and sports development industries on pages 10 and 13, which do not appear related to your current business model of developing a mobile payment platform. Please advise or revise appropriately.

In response to this comment, the Company removed the references to smoke accessories and sports development industries.

Description of Securities to Be Registered, page 19

4. Your description of the voting rights of your Series A Preferred Shares includes a formula that grants the holders of Series A Preferred Shares majority voting power for any vote that involves all voting equity shares as a single class. Since there is only one holder of the Series A Preferred Shares, your CEO Mr. Govil will have majority voting power regardless of his common stock holdings. Please revise to clarify Mr. Govil's voting power control as a result of his Series A Preferred Shares in your prospectus cover page, your summary, the risk factor on page 12, and your beneficial ownership table.

In response to this comment, the Company revised its disclosures in the appropriate sections to address Mr. Govil’s voting power.

Dilution, page 19

5. Revise to disclose the (i) pro forma net tangible per share book value after the offering; (ii) the increase in net tangible book value per share attributable to new investors; (iii) net tangible book value per share immediately after the primary offering; and (iv) the dilution per share to new investors assuming 25%, 50%, 75% or 100% of shares are sold in the primary offering. Refer to Item 506 of Regulation S-K. In addition, revise to note the historical net tangible book deficit per share of common stock was calculated based on July 31, 2019 information as opposed to May 31, 2019 as disclosed.

In response to this comment, the Company updated the dilution section as requested.

Our Business

Recent Developments, page 23

6. You reference as part of your restructuring that you are the successor to Telidyne, Inc., the Nevada Company, under Rule 12g-3 and will be deemed registered under Section 12(b) of the Exchange Act. We note that your predecessor, TEC Technology, Inc., filed a Form 15 deregistering your common stock from registration under Section 12(g) of the Exchange Act. Accordingly, you are a not a successor registrant under Rule 12g-3 nor do you currently have a class of securities registered under Sections 12(b) or 12(g) of the Exchange Act. Please revise accordingly. We note that you have similar disclosure in your financial statement footnotes.

In response to this comment, the Company removed reference to Rule 12G-3.

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Overview, page 23

7. Please expand the discussion of your corporate history, including your past history as TEC Technology, Inc. and deregistration in 2012. Your discussion should include how your current management, CEO Mr. Govil, acquired his interests in TEC Technology, Inc. and describe any change of control transactions. The last Form 10-K filed by your predecessor TEC Technology, Inc., indicated that you were a Chinese-based transmission tower manufacturer that was majority owned by your former CEO Chun Lu. Further, please revise page 37 to include all sales of unregistered securities for the past three full fiscal years, as required by Item 701 of Regulation S-K.

In response to this comment, the Company updated its disclosure to include the past history of the Company, and how Mr. Govil gained control. The Company also included all sales of unregistered securities for the past full three fiscal years.

8. Please expand your description of your Telibit application, describing its current functions and development status. It is not clear if the application is currently available for download by users, the amount of users that have downloaded the application and the number of active users. Please expand your plan of operation disclosures to clarify your specific business plans and describe any milestones and the funds necessary to achieve such milestones.

In response to this comment, the Company updated its description of the Telibit application to include information on its current status, users and revenues generated.

Management's Discussion of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 31

9. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. We refer you to FRC 501.03(a) and Section IV of SEC Interpretive Release 33-8350.

In response to this comment, the Company updated its disclosures in Liquidity and Capital Resources to disclose the minimum period of time that the Company will be able to conduct planned operations on currently available resources.

Directors, Executive Officers, Promoters and Control Persons, page 32

10. Please describe the business experience of each of your executive officers during the past five years in more detail. For example, please identify their employers or business affiliations, including the name of such entities. Further, please clarify the percentage of time each member of management will devote to your operations.

In response to this comment, the Company provided the information as requested.

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Executive Compensation, page 33

11. Please revise your summary compensation table to include the value of Mr. Govil's 1,000,000 Series A Preferred shares issued on January 24, 2019, calculated in accordance with ASC 718. Please refer to Item 402(n)(2)(v) of Regulation S-K.

In response to this comment, the Company revised its disclosures throughout to indicate that the shares were purchased by Mr. Govil and not issued as compensation. Counsel for the Company mistakenly and incorrectly indicated that they were compensation shares in preparing the disclosure. That was not the case and the disclosures have been updated to reflect a stock for cash transaction.

Security Ownership of Certain Beneficial Owners and Management, page 34

12. Please disclose the natural person(s) that hold investment and/or voting power over the shares beneficially owned by your principal stockholders Savivar Assets Holdings, Inc. and Allied Combustion Systems & Construction.

In response to this comment, the Company provided the information as requested.

Balance Sheet, page F-2

13. Revise the number of authorized shares of common and preferred stock to be consistent with the information included in the certificate of incorporation filed as Exhibit 3.1. Please make similar changes throughout the filing.

In response to this comment, the Company revised its disclosures to include the correct authorized amounts throughout the filing.

In responding to the Comment Letter, the Company acknowledges that:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Aron Govil

Aron Govil

Enclosure

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